04058179

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~A001459~~ 975

SEC RECEIVED NOV 26 2004 WASH. D.C. PROCESSING SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 9/27/03 (MM/DD/YY) AND ENDING 9/24/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: City Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 S. Meridian Street, Suite 600
(No. and Street)

Indianapolis (City) Indiana (State) 46204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard C. Boyles (317)808-7105
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

111 Monument Circle, Suite 2600, Indianapolis Indiana 46204
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 25 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard C. Boyles, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of City Securities Corporation, as of September 24, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice President and CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

City Securities Corporation

Consolidated Statement of Financial Condition

September 24, 2004

Assets		
Cash and cash equivalents	$	**3,296,340**
Cash segregated under federal regulations		**95,000**
Cash deposits with clearing organizations and others		**344,180**
Receivable from brokers, dealers and clearing organizations		**2,090,062**
Receivable from customers		**16,846,072**
Receivable from affiliates		**1,633,139**
Other receivables		**2,783,557**
Securities owned:		
Investments		**4,228,235**
Trading inventory		**1,516,874**
Property and equipment, net		**1,151,243**
Other assets		**350,854**
Total assets	$	**34,335,556**
Liabilities and shareholders' equity		
Short-term borrowings		**1,500,000**
Payable to customers		**6,666,758**
Payable to brokers, dealers and clearing organizations		**75,776**
Deferred income taxes		**53,136**
Securities sold, but not yet purchased		**4,973**
Accrued commission		**2,621,624**
Accounts payable, accrued expenses and other liabilities		**2,551,721**
Total liabilities		**13,473,988**
Shareholders' equity		
Common stock, no par value		
Shares authorized: 6,200,000		
Shares outstanding: 2,134,218, net of shares in treasury of 143,927		**4,244,503**
Retained earnings		**16,617,065**
Total shareholders' equity		**20,861,568**
Total liabilities and shareholders' equity	$	**34,335,556**

See accompanying notes.